

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
AllianceBernstein Investments, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of AllianceBernstein Investments, Inc. (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2020

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP*, 300 Madison Avenue, New York, New York 10017-6204*
T: 646 471 3000; F: 813 286 6000 Rightfax, www.pwc.com/us